

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2022

Marc Wiener
Chief Executive Officer
Optimus Healthcare Services, Inc.
1400 Old Country Road - Suite 304
Westbury, NY 11590

> **Re: Optimus Healthcare Services, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 28, 2022**
> **File No. 333-261849**

Dear Mr. Wiener:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 8, 2022 letter.

Amendment No. 2 to Registration Statement on Form S-1

Prospectus Summary
Risk Factor Summary, page 5

1. We note your revised disclosure on page 5 in response to Comment 1 that your consolidated financial statements have been prepared on the basis that the company will continue as a going concern. Please revise here and in the Risk Factor section to also highlight that your auditor raised substantial doubt about the company's ability to continue as a going concern.

Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

2.   Please obtain and file an audit report that describes the principal considerations that led the auditor to determine that the matter is a critical audit matter in accordance with paragraph 14b of AS3101.

Revenue Recognition, page F-8

3.   We note your disclosure on page 2 which states in some cases, a portion of the contract fee is paid at the time the contract is executed with the balance of the contract fee payable either monthly or in installments upon the achievement of milestones over the study duration. Please revise your revenue recognition accounting policy to disclose how these types contacts are accounted for under ASC 606.

Notes to Consolidated Financial Statements
2. Summary of significant accounting policies
Finite-lived Intangible Assets, page F-10

4.   We have reviewed your response and revised disclosure to comment 12 noting it does not appear to address our comment in its entirety. Please disclose the useful life over which the internal-use software is amortized. In addition, tell us how you determined the useful life of the software.

7. Reverse merger
Optimus Healthcare Services, Inc., page F-14

5.   We have reviewed your responses to comments 9 and 13 noting they do not appear to address these comments in their entirety.
    • Please provide us with the terms of the acquisition of the 51% interest in Clinical Research Alliance Acquisition Corp. by Optimus Healthcare Services, Inc. Please tell us the consideration exchanged and whether there were common shareholders between the two entities.
    • Please tell us the consideration exchanged and whether there were common shareholders in the November 25, 2021 acquisition of Clinical Research Alliance by Clinical Research Alliance Acquisition Corp.
    • If true, confirm that the historical financial statements are those of Clinical Research Alliance;
    • Tell us how you calculated the non-controlling interest recorded on your statements of operations; and
    • Describe for us how you recorded the acquisition of 48.88% interest in CRAAC that was exchanged for $425,000 of debt that was loaned to CRAAC.

    In addition, please describe the basis for identifying Clinical Research Alliance as the accounting acquirer for each of the transactions listed herein.

8. Business acquisition, page F-14

6.   We have reviewed your response to comment 6 noting the following:
   • It appears the shares outstanding utilized in the investment test includes 13,000,000 shares of common stock previously in common stock to be issued. Please tell us what these shares represent and when these shares were issued.
   • It appears you utilized the daily average price five days before the transaction and not last five trading days of the month end prior to the earlier of the announcement date or agreement date of the acquisition.

   Please tell us how your calculation under the investment test complies with the guidance in Rule 1.02(w)(1)(i)(3) of Regulation S-X.

   In addition, it appears the acquisition price you utilized of $4,160,000 is inconsistent with the acquisition price you disclosed on page F-14 of $4,560,000. Please clarify or revise.

7.   We have reviewed your response and revised disclosure to comment 7 noting it does not appear to address our comment in its entirety. We note that you have allocated $1,921,427 to acquired software development costs that was previously identified as goodwill. Please tell us how the company determined that part of the acquisition price should be allocated to this intangible asset when the previous filings did not indicate the allocation of the purchase price was provisional. In addition, please disclose how the fair value of this intangible was determined and the useful life over which this intangible is being amortized.

8.   We have reviewed your response to comment 8. Please tell us how you considered the probability of the various outcomes actually occurring when determining the fair value of the contingent consideration.

16. Convertible notes payable, page F-17

9.   We reviewed your response to comment 10 in which you initially value the beneficial conversion feature at $1,716,000 but you ultimately allocate and record only $982,257 for the beneficial conversion feature. Please tell us how this complies with ASC 470-20-25-5.

General

10.   We note your disclosure that "PainScript expanded its salesforce by engaging an external "affiliate" sales team to focus on specific localities." Please clarify what you mean by an "external affiliate."

       You may contact Keira Nakada at 202-551-3659 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Jennifer López Molina at 202-551-3792 with any other questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Trade & Services

cc: Stephen Cohen, Esq.